Exhibit 99.1

I-Mab Provides Mid-Year 2023 Financial Results, Business and Corporate Updates

•	Significant progress made year-to-date on key clinical assets:

-	Uliledlimab (CD73 antibody): Encouraging early results were presented at ASCO 2023

-	Givastomig (Claudin 18.2 x 4-1BB bispecific antibody): Topline Phase 1 data with promising early efficacy signals, including patients with low levels of Claudin 18.2 tumor expression. Data to be presented at ESMO 2023

•	Eftansomatropin alfa (long-acting recombinant human growth hormone): Phase 3 pivotal study evaluating weekly injection of eftansomatropin alfa met the primary endpoint of annualized height velocity at week 52 and demonstrated non-inferiority to Norditropin®, administered by daily injection. A BLA filing is being planned for 2024

•	Strong cash position of RMB3.0 billion (US$414.6 million) as of June 30, 2023, to support execution of the Company’s strategic plan

•	The Board of Directors authorized a new stock repurchase program of up to US$40 million to enhance long-term shareholder value

•	Conference call planned for August 17, 2023 at 8:00 a.m. EST

ROCKVILLE, MD, U.S. (US) and SHANGHAI, China, August 17, 2023 – I-Mab (Nasdaq: IMAB) (the “Company”), is a global biotechnology company focused on bringing highly differentiated medicines to patients around the world through the discovery, development, and commercialization of novel immunotherapies and biologics for oncology, today announced its financial results for the six months ended June 30, 2023, and provided key business updates.

I-Mab has made significant progress in advancing its pipeline of innovative assets over the last eight months.

“2023 is off to a great start with promising early results from our two lead oncology programs, uliledlimab, and givastomig, coupled with new, positive Phase 3 eftansomatropin alfa results, thanks to the diligent efforts of our employees. As we move forward, we plan to focus on three strategic pillars: prioritizing two promising clinical assets in oncology to advance in the US, maintaining our strong balance sheet, and focusing on establishing a new operating model to become a US-based global biotech company,” said Raj Kannan, Chief Executive Officer of I-Mab.

H1 2023 Key Clinical Program Highlights

Uliledlimab (CD73 mAb): Encouraging clinical and translational data presented at ASCO 2023

Uliledlimab is a highly differentiated CD73 antibody which can completely inhibit CD73 enzymatic activity without causing the aberrant pharmacological property known as the “hook effect.” Results from an ongoing Phase 2 study of uliledlimab in combination with toripalimab, a PD-1 inhibitor, showed a favorable safety profile and an encouraging objective response rate (ORR) of 31% (21/67) in the overall population regardless of CD73 and PD-L1 expression. In this study, without concomitant chemotherapy, in patients whose tumors expressed higher levels of CD73 and had a PD-L1 tumor proportion score (TPS) of >1%, the observed ORR was 63% (10/16).

Next steps: The clinical program is currently focused on non-small cell lung cancer (NSCLC) and ovarian cancer. Enrollment in the Phase 2 study of uliledlimab with toripalimab for patients with ovarian cancer is ongoing in China. In the US, I-Mab plans to submit an IND for uliledlimab in combination with chemotherapy and checkpoint inhibitors in newly diagnosed patients with advanced NSCLC in H1 2024.

Givastomig (Claudin 18.2 x 4-1BB bispecific Ab): Phase 1 trial data and publication highlight potential for a differentiated program

Encouraging initial Phase 1 results: Givastomig was designed as a bispecific antibody to target Claudin 18.2-positive tumor cells and stimulate pro-immune 4-1BB signaling. Phase 1 dose escalation has reached the highest planned dose level. Most treatment-related adverse events have been low-grade. In this study, encouraging findings of monotherapy efficacy were observed, including in tumors with lower levels of Claudin 18.2 expression, in patients with previously treated cancer that has relapsed or progressed after prior standard treatments.

Preclinical data on this program were published in the July 2023 issue of the Journal of Immunotherapy of Cancer, and the Phase 1 monotherapy dose escalation data were selected for presentation at the European Society of Medical Oncology (ESMO) in October 2023. An expansion cohort of patients with Claudin 18.2 positive gastric, gastroesophageal junction (GEJ), and esophageal cancer whose disease has progressed after previous treatment is enrolling, and interim results are expected in H1 2024.

Based upon these encouraging signals, dose escalation is expected to begin in combination with standard chemotherapy and immunotherapy regimens for patients with treatment naïve gastric, GEJ, and esophageal cancer in the US, Japan, and China in H1 2024.

The program is being developed in collaboration with ABL Bio.

TJ-L14B/ABL503 (PD-L1 x 4-1BB bispecific antibody): Phase 1 Dose Expansion initiated in H1 2023

TJ-L14B/ABL503 was designed to treat PD-(L)1 antibody-resistant tumors. The antibody acts by inducing conditional activation of 4-1BB when it binds to its target, PD-L1. A Phase 1 dose-escalation study is underway in patients with progressive, locally advanced or metastatic solid tumors who are relapsed or refractory following prior lines of treatment. A preliminary efficacy signal has been observed, and a maximally tolerated dose (MTD) has not yet been reached. The dose expansion portion of the Phase 1 study is underway in the US and South Korea. The program is also being developed in collaboration with ABL Bio.

New Data: Eftansomatropin alfa (long-acting recombinant human growth hormone)

I-Mab today announced positive topline results from its multi-center, randomized, open-label, active-controlled pivotal phase 3 study (CTJ101PGHD301) evaluating the efficacy and safety of eftansomatropin alfa in children with growth hormone deficiency.

The study met its primary endpoint of annualized height velocity (AHV) at week 52 and demonstrated that eftansomatropin alfa was non-inferior to Norditropin®. Eftansomatropin alfa was given by weekly injection vs. Norditropin® given by daily injection. The mean AHV was 10.76 (cm/year) for eftansomatropin alfa vs. 10.28 (cm/year) for Norditropin®, with a difference of 0.47 [95% CI -0.06,1.00] and non-inferiority p-value <0.0001. Eftansomatropin alfa was well tolerated and no drug discontinuation was reported due to treatment related adverse events. The safety profile of eftansomatropin alfa was comparable to Norditropin®. The Company is planning to file a BLA submission in China in 2024.

Commercial partnership with Jumpcan for product launch and commercialization of eftansomatropin alfa in China is ongoing.

Felzartamab (CD38 antibody): Phase 3 Multiple Myeloma Results Expected in 2024

Felzartamab is in development for the treatment of multiple myeloma (MM). Clinical studies have been conducted in second- and third-line treatment settings. The randomized, open-label, parallel-controlled Phase 3 study of felzartamab in combination with lenalidomide and dexamethasone as a second-line treatment for MM with progression-free survival (PFS) as the primary endpoint is ongoing with a projected read-out in 2024, followed by planned BLA submission.

Lemzoparlimab (CD47 antibody): Phase 3 trial underway in China

The development of lemzoparlimab, focused on China, has the potential to be the first-in-class CD47 antibody for hematologic malignancies in this market. The Phase 3 program is evaluating lemzoparlimab in combination with azacytidine (AZA) as first-line treatment for patients with newly diagnosed higher-risk myelodysplastic syndrome (MDS). Enrollment in the Phase 3 trial was initiated in April 2023. The Company will continue to review Phase 2 clinical follow-up data in the higher risk-MDS study and analyze details from other trials evaluating other CD47-targeting agents as they are released, to inform the Company’s decisions on the future steps for the program.

Corporate Development

•	In August 2023, the Board of Directors of the Company authorized a new share repurchase program under which the Company may repurchase up to US$40 million of American depository shares (“ADSs”) or ordinary shares in aggregate over the next 12 months. The timing and dollar amount of share repurchase transactions will be subject to the applicable U.S. Securities and Exchange Commission rule requirements. The Company’s Board of Directors will review the implementation of share repurchases periodically and may authorize adjustment of its terms and size.

•	Proprietary position for uliledlimab fortified with Tracon and KG Bio resolutions.

-	The positive outcome in arbitration relating to the collaboration agreement with Tracon Pharmaceuticals, Inc. (Tracon) confirms that Tracon has no rights to share any future economics with I-Mab for uliledlimab.

-	In June 2023, the Company terminated the first negotiation agreement with Kalbe Genexine Biologics (KG Bio), pursuant to which KG Bio no longer has a right of first negotiation for the exclusive right to commercialize uliledlimab in Southeast Asia and other territories.

First-Half 2023 Financial Results

Cash Position

As of June 30, 2023, the Company had cash, cash equivalents, restricted cash, and short-term investments of RMB3.0 billion (US$414.6 million), compared with RMB3.5 billion (US$489.0 million) as of December 31, 2022.

Net Revenues

Total net revenues for the six months ended June 30, 2023 were RMB19.7 million (US$2.7 million), compared with RMB51.9 million (US$7.2 million) for the comparable period in 2022. Revenues consisted of revenues recognized in connection with the strategic collaboration with AbbVie and revenues generated from the supply of investigational products to AbbVie Inc (Abbvie) and Human Immunology Biosciences, Inc. for the six months ended June 30, 2022 and 2023, respectively.

Research & Development Expenses

Research and development expenses for the six months ended June 30, 2023 were RMB446.4 million (US$61.6 million), compared with RMB452.6 million (US$62.4 million) for the comparable period in 2022. The decrease was primarily due to the reduced payroll and share-based compensation expenses, partially offset by a slight increase in Chemistry, Manufacturing, and Controls service fees. Share-based compensation expense was RMB46.8 million (US$6.5 million) for the six months ended June 30, 2023, compared with RMB77.6 million (US$10.7 million) for the comparable period in 2022.

Administrative Expenses

Administrative expenses for the six months ended June 30, 2023 were RMB245.0 million (US$33.8 million), compared with RMB392.5 million (US$54.1 million) for the comparable period in 2022. The decrease was primarily due to lower payroll expenses and share-based compensation expenses for management personnel and reduced expenses for professional services. Share-based compensation expense was RMB88.0 million (US$12.1 million) for the six months ended June 30, 2023, compared with RMB119.3 million (US$16.5 million) for the comparable period in 2022.

Other Expenses, Net

Net other expenses for the six months ended June 30, 2023 were RMB71.7 million (US$9.9 million), compared with RMB51.9 million (US$7.2 million) for the comparable period in 2022. The increase was primarily caused by the higher unrealized exchange losses due to the significant fluctuation in the exchange rate of the Renminbi (RMB) against the U.S. dollars in 2023.

Equity in Loss of Affiliates

Equity in loss of affiliates for the six months ended June 30, 2023 was RMB59.6 million (US$8.2 million), compared with RMB181.0 million (US$25.0 million) for the comparable period in 2022. The loss was mainly recognized in relation to the Company’s affiliate, I-Mab Biopharma (Hangzhou) Co., Ltd.

Net Loss

Net loss for the six months ended June 30, 2023 was RMB772.8 million (US$106.6 million), compared with RMB1,046.9 million (US$144.4 million) in the comparable period in 2022. Net loss per share attributable to ordinary shareholders as of June 30, 2023 was RMB4.04 (US$0.56), compared with RMB5.54 (US$0.76) for the comparable period in 2022. Net loss per ADS attributable to ordinary shareholders as of June 30, 2023 was RMB9.29 (US$1.28), compared with RMB12.74 (US$1.76) for the comparable period in 2022. As of June 30, 2023, I-Mab has 190,033,689 shares outstanding.

Non-GAAP Net Loss

Non-GAAP adjusted net loss, which excludes share-based compensation expenses, for the six months ended June 30, 2023 was RMB634.2 million (US$87.5 million), compared with RMB848.0 million (US$116.9 million) for the comparable period in 2022. Non-GAAP adjusted net loss per share attributable to ordinary shareholders for the six months ended June 30, 2023 was RMB3.31 (US$0.46), compared with RMB4.49 (US$0.62) for the comparable period in 2022. Non-GAAP adjusted net loss per ADS attributable to ordinary shareholders for the six months ended June 30, 2023 was RMB7.61 (US$1.05), compared with RMB10.33 (US$1.42) for the comparable period in 2022.

Conference Call Information

Investors and analysts are invited to join the conference call at 8:00 a.m. EST on August 17, 2023 via Zoom:

https://i-mabbiopharma.zoom.us/j/87349766033?pwd=bFhVejFDS1dHeWw3eklaeW1JcFhpUT09

Meeting ID: 873 4976 6033

Password: 194422

Note that call participants can register in advance via the above link to streamline the login process.

About I-Mab

I-Mab (Nasdaq: IMAB) is a global biotechnology company focused on bringing highly differentiated medicines to patients around the world through the discovery, development, and commercialization of novel immunotherapies and biologics for oncology. I-Mab’s innovative pipeline is driven by internal R&D’s Fast-to-Proof-of-Concept, Fast-to-Market development strategies, and through global partnerships. For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn, Twitter, and WeChat.

I-Mab Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” and similar statements. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: I-Mab’s transition and its new operating model to become a U.S.-based global biotech; I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to attract and maintain third-party business partners to develop, promote and commercialize its drug candidates; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on I-Mab’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are presented in accordance with U.S. GAAP, the Company uses adjusted net income (loss) as a non-GAAP financial measure. Adjusted net income (loss) represents net income (loss) before share-based compensation. The Company’s management believes that adjusted net income (loss) facilitates an understanding of operating results and provides management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using adjusted net income (loss) is that adjusted net income (loss) excludes share-based compensation expense that has been and may continue to be incurred in the future.

Exchange Rate Information

This announcement contains the translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the rate in effect as of June 30, 2023, published by the Federal Reserve Board of the United States.

The translations of certain RMB amounts into U.S. dollars for historical periods presented in this announcement may not be identical to the ones previously announced by the Company. This is due to the differences in the particular exchange rate used by the Company for this announcement compared to historical exchange rates.

For more information, please contact:

Investors	Media
Tyler Ehler	Gigi Feng
Senior Director, Investor Relations	Chief Communications Officer
IR@i-mabbiopharma.com	PR@i-mabbiopharma.com

I-MAB

Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,		As of June 30,
	2022		2023
	RMB	US$	RMB	US$
Assets
Current assets
Cash and cash equivalents	3,214,005	443,232	2,359,592	325,403
Short-term restricted cash	96,764	13,344	26,995	3,723
Short-term investments	235,429	32,467	585,913	80,801
Prepayments and other receivables	80,278	11,071	102,345	14,113
Total current assets	3,626,476	500,114	3,074,845	424,040
Long-term restricted cash	-	-	33,638	4,639
Property, equipment and software	60,841	8,390	52,583	7,252
Operating lease right-of-use assets	63,125	8,705	49,881	6,879
Intangible assets	118,888	16,395	118,499	16,342
Goodwill	162,574	22,420	162,574	22,420
Investments accounted for using the equity method	30,850	4,254	11,411	1,574
Other non-current assets	10,911	1,505	8,264	1,140
Total assets	4,073,665	561,783	3,511,695	484,286

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	18,956	2,614	29,970	4,133
Accruals and other payables	706,572	97,440	595,221	82,085
Operating lease liabilities, current	23,961	3,304	27,322	3,768
Contract liabilities, current	8,677	1,197	10,560	1,456
Total current liabilities	758,166	104,555	663,073	91,442
Put right liabilities	88,687	12,230	64,787	8,935
Contract liabilities, non-current	267,878	36,942	267,644	36,910
Operating lease liabilities, non-current	32,069	4,423	20,406	2,814
Other non-current liabilities	16,963	2,339	49,002	6,758
Total liabilities	1,163,763	160,489	1,064,912	146,859

Shareholders’ equity
Ordinary shares (US$0.0001 par value, 800,000,000 shares authorized as of December 31, 2022, and June 30, 2023; 190,879,919 and 190,033,689 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	132	18	133	18
Treasury stock	(21,249)	(2,930)	(46,017)	(6,346)
Additional paid-in capital	9,579,375	1,321,056	9,751,140	1,344,744
Accumulated other comprehensive income	213,794	29,484	376,473	51,918
Accumulated deficit	(6,862,150)	(946,334)	(7,634,946)	(1,052,907)
Total shareholders’ equity	2,909,902	401,294	2,446,783	337,427
Total liabilities and shareholders’ equity	4,073,665	561,783	3,511,695	484,286

I-MAB

Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2022		2023
	RMB	US$	RMB	US$
Revenues
Licensing and collaboration revenue	23,756	3,276	8,825	1,217
Supply of investigational products	28,102	3,875	10,830	1,494
Total revenues	51,858	7,151	19,655	2,711
Cost of revenues	(27,237)	(3,756)	-	-
Expenses
Research and development expenses (Note 1)	(452,618)	(62,419)	(446,436)	(61,566)
Administrative expenses (Note 2)	(392,460)	(54,123)	(244,991)	(33,786)
Loss from operations	(820,457)	(113,147)	(671,772)	(92,641)
Interest income	6,566	905	30,514	4,208
Interest expense	-	-	(219)	(30)
Other expenses, net	(51,944)	(7,163)	(71,701)	(9,888)
Equity in loss of affiliates (Note 3)	(181,022)	(24,964)	(59,618)	(8,222)
Loss before income tax expense	(1,046,857)	(144,369)	(772,796)	(106,573)
Income tax expense	-	-	-	-
Net loss attributable to I-MAB	(1,046,857)	(144,369)	(772,796)	(106,573)
Net loss attributable to ordinary shareholders	(1,046,857)	(144,369)	(772,796)	(106,573)

Net loss attributable to I-MAB	(1,046,857)	(144,369)	(772,796)	(106,573)
Foreign currency translation adjustments, net of nil tax	233,561	32,210	162,679	22,434
Total comprehensive loss attributable to I-MAB	(813,296)	(112,159)	(610,117)	(84,139)

Net loss attributable to ordinary shareholders	(1,046,857)	(144,369)	(772,796)	(106,573)
Weighted-average number of ordinary shares used in calculating net loss per share - basic and diluted	188,857,353	188,857,353	191,329,890	191,329,890
Net loss per share attributable to ordinary shareholders
—Basic and diluted	(5.54)	(0.76)	(4.04)	(0.56)
Net loss per ADS attributable to ordinary shareholders (Note 4)
—Basic and diluted	(12.74)	(1.76)	(9.29)	(1.28)

Notes:

(1) Includes share-based compensation expense of RMB77,628 thousand (US$10,705 thousand) and RMB46,808 thousand (US$6,455 thousand) for the six months ended June 30, 2022 and 2023, respectively.

(2) Includes share-based compensation expense of RMB119,314 thousand (US$16,454 thousand) and RMB88,006 thousand (US$12,137 thousand) for the six months ended June 30, 2022 and 2023, respectively.

(3) Includes share-based compensation expense of RMB1,925 thousand (US$265 thousand) and RMB3,739 thousand (US$516 thousand) for the six months ended June 30, 2022 and 2023, respectively.

(4) Each ten ADSs represents twenty-three ordinary shares.

I-MAB

Reconciliation of GAAP and Non-GAAP Results

	For the six months ended June 30,
	2022		2023
	RMB	US$	RMB	US$
GAAP net loss attributable to I-MAB	(1,046,857)	(144,369)	(772,796)	(106,573)
Add back:
Share-based compensation expense	198,867	27,424	138,553	19,108
Non-GAAP adjusted net loss attributable to I-MAB	(847,990)	(116,945)	(634,243)	(87,465)

Non-GAAP adjusted loss attributable to ordinary shareholders	(847,990)	(116,945)	(634,243)	(87,465)
Weighted-average number of ordinary shares used in calculating net loss per share – basic and diluted	188,857,353	188,857,353	191,329,890	191,329,890
Non-GAAP adjusted loss per share attributable to ordinary shareholders
—Basic and diluted	(4.49)	(0.62)	(3.31)	(0.46)
Non-GAAP adjusted loss per ADS attributable to ordinary shareholders
—Basic and diluted	(10.33)	(1.42)	(7.61)	(1.05)